EXHIBIT 99.1

Media Release 6 October 2023

James Hardie Industries To Announce Second Quarter Fiscal Year 2024 Financial Results on 8 November 2023

James Hardie Industries plc (ASX: JHX; NYSE: JHX) will announce financial results, for its second quarter ended 30 September 2023, on the ASX before market on Wednesday, 8 November 2023.

The Company will host a conference call that morning at 9:00am Australian Eastern Time (AET).

For those in North America the conference call will commence at 5:00pm Eastern Time (ET), Tuesday 7 November.

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10033260-ba2me8.html
Webcast URL:                https://edge.media-server.com/mmc/p/sfjbf7gz

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

A replay of the call will be available shortly after the call and will be available at;
https://ir.jameshardie.com.au/financial-information/financial-results

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: James Hardie to Announce Second Quarter Fiscal Year 2024 Results	1